Filed by Sunset Financial Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Alesco Financial Trust

This filing relates to a proposed merger (the ”Merger”) of Alesco Financial Trust (“Alesco”) into a wholly-owned subsidiary of Sunset Financial Resources, Inc. (“Sunset”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 27, 2006 (the “Merger Agreement”), by and among Sunset and Alesco. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Sunset on April 28, 2006. The Merger Agreement is incorporated by reference into this filing.

Company Contact: Stacy Riffe Chief Financial Officer (904) 425-4365 sriffe@sfous.com	Investors: KCSA Worldwide Jeffrey Goldberger / Michael Cimini 212.896.1249 / 212.896.1233 jgoldberger@kcsa.com / mcimini@kcsa.com

Sunset Financial to Host First Quarter 2006 Earnings Conference Call

Company to Discuss Proposed Merger With Alesco Financial Trust

Declares Q1 Dividend of $0.03 Per Share

JACKSONVILLE, Florida, May 8, 2006 – Sunset Financial Resources, Inc. (NYSE: SFO) today announced its plans to release first quarter financial results for the period ended March 31, 2006 following the close of market trading on Tuesday, May 9, 2006. An accompanying conference call will be held Wednesday, May 10th at 10:00 a.m. ET. During the conference call, the Company will provide additional commentary about the proposed merger with Alesco Financial Trust. Supplemental materials to support the discussion regarding the proposed merger will be available at www.sunsetfinancial.net in advance of the conference call.

A live webcast of the conference call will be available online at www.sunsetfinancial.net. Web participants are encouraged to go to the Web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. Those without web access should access the call telephonically at least ten minutes prior to the conference call. The dial-in number is (800) 599-9795 and the participant code is 71520156.

An archive of the webcast will be available online from May 15, 2006 through June 15, 2006 at www.sunsetfinancial.net. In addition, a dial-in replay of the call will be available from May 15 – May 22, 2006. The replay dial-in number is (888) 286-8010. The passcode is 53275028.

On May 5, 2006, the Company’s Board of Directors declared a first quarter dividend of $0.03 per common share. The dividend is payable on May 26, 2006 to stockholders of record on May 12, 2006.

The information in this press release is subject to change.

10245 Centurion Parkway North • Suite 305 • Jacksonville, Florida 32256 • Office (904) 425-4575 • Fax (904) 425-4755

About Sunset Financial Resources

Sunset Financial Resources, Inc. is a self-managed real estate investment trust (REIT) that went public in March 2004. Sunset Financial Resources seeks to deliver attractive dividend income and steady growth to its shareholders through the acquisition and management of a portfolio of high quality residential mortgage loans and well secured commercial mortgage bridge loans in the United States.

Additional Information About This Transaction

This material is not a substitute for the proxy statement/prospectus Sunset will file with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by Sunset with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to sriffe@sfous.com.

Sunset, its directors, and its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Sunset and their ownership of Sunset stock is set forth in the 2005 Annual Report on Form 10K. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus for the proposed merger when it becomes available.

Forward-Looking Statements

Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties. Sunset and Alesco caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained or implied in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sunset and Alesco, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: factors that affect the timing or ability to complete the transactions contemplated herein; the risk that the business will not be integrated successfully; the risk that cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with lenders, other counterparties, or employees; competition and its effects on pricing, spending, third-party relationships and revenues; the failure of the companies to successfully execute their business plans, gain access to additional financing, the availability of additional loan portfolios for future acquisition, continued qualification as a REIT and the cost of capital. Additional factors that may affect future results are contained in Sunset’s filings with the SEC, which are available at the SEC’s web site www.sec.gov. Sunset and Alesco disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

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10245 Centurion Parkway North • Suite 305 • Jacksonville, Florida 32256 • Office (904) 425-4575 • Fax (904) 425-4755